UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 1-32575

Royal Dutch Shell plc

 (Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Carel van Bylandtlaan 30, 2596 HR, The Hague

The Netherlands

Tel No: 011 31 70 377 9111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6- K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The Registrant filed to the SEC a report on Form 6-K on January 30, 2020. The Registrant is filing this Form 6-K/A in order to amend to correct typographical errors in the Consolidated Statement of Cash Flows. The labels for four line items in Cash flow from operating activities have been corrected in this revised version.

Royal Dutch Shell plc (the “Registrant”) is filing the following exhibits on this Report on Form 6-K/A, each of which is hereby incorporated by reference:

Exhibit

No.	Description

99.2	Royal Dutch Shell plc –Three and twelve month periods ended December 31, 2019 Unaudited Condensed Interim Financial Report.

This Unaudited Condensed Interim Financial Report contains the Unaudited Condensed Consolidated Interim Financial Statements of the Registrant and its consolidated subsidiaries for the three and twelve month periods ended December 31, 2019, and Business Review in respect of such periods. This Report on Form 6-K/A contains the Unaudited Condensed Interim Financial Report with additional information required to keep current the Registrant's registration statement on Form F-3.

This Report on Form 6-K/A is incorporated by reference into:

a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Linda M. Coulter

Name: Linda M. Coulter
Title: Company Secretary

Date: January 31, 2020